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Consent of Independent Registered Public Accounting Firm

To the Board of Directors of
Stock Dividend Fund, Inc.

We consent to the use in this Registration Statement on Form N-1A of our report dated February 22, 2021, with respect to the financial statements and financial highlights of Stock Dividend Fund, Inc. which is included in such Post-Effective Registration Statement Amendment No 26., and to the use of our name and the statement with respect to us, as appearing in Part B to the Registration Statement under the heading "Other Service Providers" in the Statement of Additional Information.

Turner, Stone & Company, LLP

Dallas, Texas
February 22, 2021

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS